SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
January 30, 1996

New Century Energies, Inc. (70-    )

     New Century Energies, Inc. ("NCE"), 1225 17th Street, Denver, Colorado 80202, a Delaware corporation not currently subject to the Act, has filed an application-declaration under sections 5, 6(a), 7, 8, 9(a)(1), 9(a)(2), 10, 11, 13 and rules
80-91 and 93-94 thereunder.

     The application-declaration seeks approvals relating to the proposed combination (the "Transaction") of Public Service Company of Colorado ("PSCo"), a Colorado combination electric and gas public-utility holding company exempt from registration under section 3(a)(2) of the Act pursuant to rule 2, and Southwestern Public Service Company ("SPS"), an electric public-utility company organized in the state of New Mexico, by which PSCo and SPS, would become wholly owned subsidiaries of NCE. In addition, PSCo's combination electric and gas public-utility subsidiary, Cheyenne Light, Fuel and Power Company ("Cheyenne"), a Wyoming corporation, would become a direct wholly-owned subsidiary of NCE. Following the transaction, NCE would register with the Commission under section 5 the Act. NCE also seeks approvals in connection with services to be rendered by NC Services, Inc. ("NC Services"), NCE's newly formed service company subsidiary as well as intra-system engineering services to be performed by Utility Engineering Corporation ("UE"), currently a subsidiary of SPS, and certain other intra-system services. NCE also seeks approvals with regard to the formation of a new NCE subsidiary that will hold certain of the NCE system's non-utility assets, the issuance of common stock by such subsidiary and by NC Services and the retention of gas operations of PSCo and certain other non-utility businesses.

     PSCo and Cheyenne are primarily engaged in providing electric and gas service in Colorado and Cheyenne, Wyoming. As of December 31, 1994, PSCo provided electric utility service to
1.1 million customers, and Cheyenne provided service to 33,000 customers in the Cheyenne area. In addition, PSCo and Cheyenne provided gas utility service to approximately 920,000 and 26,000 customers, respectively. As of December 12, 1995, there were 63,150,357 shares of PSCo common stock, par value $5.00 per share, and 2,888,652 shares of PSCo preferred stock outstanding. PSCo's principal executive office is located in Denver, Colorado. On a consolidated basis, for the year ended December 31, 1994, PSCo's operating revenues were approximately $2.06 billion, of which approximately $1.4 billion were derived from electric operations, $625 million from gas operations and $33 million from other operation. Consolidated assets of PSCo were approximately $4.2 billion, consisting of $2.5 billion in identifiable electric utility property, plant, and equipment and $675 million in identifiable gas utility property, plant, and equipment, and $990 million in other corporate assets.

     PSCo has nine direct and indirect non-utility subsidiaries, eight of which are wholly-owned, and controlling interests in several small water and ditch companies. These non-utility companies are: West Gas Interstate, Inc., a natural gas transmission company operating in Colorado and Wyoming; e prime, inc. which offers energy related products and services to energy-using customers and to selected segments of the utility industry; Fuel Resources Development Co. which is engaged in the exploration for, and the development and production of, natural gas and oil, principally in Colorado; 1480 Welton, Inc. a real estate company which owns certain of PSCo's real estate interests for use in its utility business; P.S.R. Investments, Inc. which owns and manages company owned life insurance (COLI) policies on certain past and present employees, the benefits from which are to provide future funding for general corporate purposes; PS Colorado Credit Corporation, a company that finances (factors) certain of PSCo's current assets; Young Gas Storage Company which holds a 47.5% interest in partnership which owns an underground gas storage facility; Green and Clear Lakes Company which owns water rights and storage facilities for water used at PSCo's Georgetown Hydroelectric Station; and Natural Fuels Company, in which PSCO holds an 80% interest, which sells compressed natural gas as a transportation fuel to retail markets, converts vehicles for natural gas usage, constructs fueling facilities and sells miscellaneous fueling facility equipment.

     SPS, incorporated under the laws of New Mexico, is a public utility company engaged in the generation, transmission, distribution and sale of electric energy. It serves a population of approximately one million in a 52,000 square-mile area of the Panhandle and south plains of Texas, eastern and southeastern New Mexico, the Oklahoma Panhandle and southwestern Kansas. As of December 12, 1995 there were 40,917,908 shares of SPS common stock , par value $1.00 per share, outstanding. All shares of SPS preferred stock outstanding on that date have been redeemed or repurchased. SPS's principal corporate office is located in Amarillo,Texas. On a consolidated basis, for the year ended August 31, 1995, SPS's operating revenues were approximately $834 million, and its total assets were approximately $1.9 billion.

     SPS has two non-utility subsidiaries, UE and Quixx Corporation ("Quixx"). UE is engaged in engineering, design, construction management and other miscellaneous services. The primary business of Quixx is investing in and developing cogeneration and energy related projects. Quixx also holds certain other non-utility assets. Both UE and Quixx hold interests in subsidiaries and affiliates as part of their business operations.

     NCE was incorporated in Delaware on August 21, 1995 to become a holding company over PSCo and SPS following the proposed merger. At present, the common stock of NCE, which consists of 200 issued and outstanding shares, is owned by PSCo and SPS.
Each company owns 100 shares.

     PSCo Merger Corp. will be incorporated under the laws of the State of Colorado prior to the consummation of the Transaction. The only authorized capital stock of PSCo Merger Corp. will be common stock, no par value and all outstanding shares will be held by NCE. PSCo Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of PSCo Merger Corp. and PSCo.

     SPS Merger Corp. will be incorporated under the laws of the State of New Mexico prior to the consummation of the Transaction. The only authorized capital stock of SPS Merger Corp. will be common stock, no par value, and all outstanding shares will be held by NCE. SPS Merger Corp. has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of SPS Merger Corp. and SPS.

     Pursuant to an Agreement and Plan of Reorganization, dated as of August 22, 1995, as amended on December 8, 1995 ("Merger Agreement"), PSCo Merger Corp. will be merged with and into PSCo with PSCo continuing as the surviving corporation and SPS Merger Corp. will be merged with and into SPS, with SPS as the surviving corporation. As a result of these mergers, and the declaration of a dividend by PSCo to NCE of all of the stock of Cheyenne, PSCo, SPS and Cheyenne will become operating subsidiaries of NCE, and NCE will be a holding company within the meaning of the Act.

     Specifically, upon consummation of the proposed transaction:
(1) each issued and outstanding share of PSCo common stock, together with the appurtenant rights (other than treasury and certain other shares which will be cancelled, fractional shares and shares held by holders who dissent in compliance with Colorado law) will be converted into the right to receive one share of NCE common stock, par value $1.00 per share ("PSCo Conversion Ratio"); (2) each issued and outstanding share of SPS common stock, together with the appurtenant right, (other than treasury and certain other shares which will be cancelled, fractional shares and shares held by holders who dissent in compliance with New Mexico law) will be converted into the right to receive 0.95 of one share of NCE common stock ("SPS Conversion Ratio"); (3) each share of PSCo Merger Corp. common stock issued and outstanding prior to the transaction will be converted into the right to receive one share of common stock of PSCo as the surviving corporation; (4) each share of SPS Merger Corp. common stock issued and outstanding prior to the transaction will be converted into the right to receive one share of common stock of SPS as the surviving corporation and (5) all shares of capital stock of NCE issued and outstanding immediately prior to the transaction will be cancelled. The shares of preferred stock of PSCo and SPS outstanding at the time of the consummation of the Transaction will remain preferred stock of PSCo and SPS, respectively. NCE states that the transaction is expected to be tax-free to PSCo and SPS shareholders (except as to dissenters' rights and fractional shares). Based on the capitalization of PSCo and SPS on December 1, 1995, the shareholders of PSCo and SPS would own securities representing approximately 62.0% and 38.0%, respectively, of the outstanding voting power of NCE. NCE states that the proposed merger qualifies for treatment as a pooling of interests.

     Following the merger, PSCo, SPS and Cheyenne will become direct public utility subsidiaries of NCE and the non-utility subsidiaries of PSCo and SPS will become either direct or indirect non-utility subsidiaries of NCE. The Merger Agreement provides that NCE's principal corporate office will be in Denver, Colorado, with significant operating offices in Amarillo, Texas. NCE's board of directors will consist of a total of 14 directors, 8 of whom will be designated by PSCo and 6 of whom will be designated by SPS.

     NCE also requests authorizations with respect to the activities of NC Services, which will be incorporated in Delaware to serve as the service company for the NCE system after the proposed merger. NC Services will be a direct subsidiary of NCE. NCE proposes that NC Services provide companies in the NCE system with a variety of administrative, management, and support services. It is anticipated that NC Services will be staffed by a transfer of personnel from the current employee rosters of PSCo, SPS, and their subsidiaries. NCE states that NC Services' accounting and cost allocation methods and procedures will comply with the Commission's standards for service companies in registered holding-company systems, and that NC Services' billing system will use the Commission's "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies." Except as permitted by the Act or the Commission, all services provided by NC Services to affiliated companies will be on an "at cost" basis as determined by Rules 90 and 91 of the Act. NCE has requested an exemption from Rules 90 and 91 in connection with the provision of services by NC Services to certain affiliated Qualifying Facilities ("QFs"), Independent Power Projects ("IPPs"), Exempt Wholesale Generators ("EWGS"), and Foreign Utility Companies ("FUCOs").

     NCE requests authorizations with respect to the intra-system service activities of UE. NCE proposes that UE will provide design, engineering and related technical and management services to NCE system companies. NCE states that UE's accounting and cost allocation methods and procedures will comply with the Commission's standards for service companies in registered holding-company systems, and that UE's billing system will use the Commission's "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies." Except as permitted by the Act or the Commission, all services provided by UE to affiliated companies will be on an "at cost" basis as determined by Rules 90 and 91 of the Act. NCE has requested an exemption from Rules 90 and 91 in connection with the provision of services by UE to certain affiliated QFs, IPPs, EWGs and FUCOs.

     NCE has also requested an exemption from Rules 90 and 91 in connection with the provision of services by certain other system companies to certain affiliated QFs, IPPs, EWGs and FUCOs.

     NCE requests authority to form a new subsidiary, NC Hold Co. ("NC Hold"), which will be incorporated in Delaware, to hold certain of the NCE system's non-utility interests. At the consummation of the Transaction, all outstanding shares of NC Hold common stock will be held by NCE. NC Hold will acquire the common stock of certain of PSCo's non-utility subsidiaries and the common stock of SPS's non-utility subsidiaries.

     For the Commission, by the Division of Investment
Management, pursuant to delegated authority.